UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-254101, 333-261550 and 333-270088) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284 and 333-256571) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Restricted Stock Unit Grants

On March 1, 2023, the Company’s board of directors granted an aggregate of (i) 16,188 restricted stock units to certain non-employee board members of the Company (the “Board Member RSUs”), (ii) 171,758 restricted stock units to certain members of senior management of the Company (the “Senior Management RSUs”), and (iii) 421,749 restricted stock units to certain other employees of the Company (the “Employee RSUs” and, together with the Board Member RSUs and Senior Management RSUs, the “RSUs”) under the terms of the Company’s Restricted Stock Unit Program. ADSs underlying restricted stock units are treasury shares that have been repurchased in the market and, upon vesting, the Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs. Subject to earlier vesting upon the occurrence of certain exit events, for each award of RSUs 1/3rd of such RSUs will vest on each anniversary of the date of grant, subject to the continued service of the grantee.

The foregoing description of the material terms of the RSUs is qualified in its entirety by references to the Company’s Restricted Stock Unit Program, which was filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed on February 28, 2023.

Performance Stock Unit Grants

On March 1, 2023, the Company’s board of directors granted an aggregate of 112,268 performance stock units (the “PSUs”) to certain members of senior management of the Company under the terms of the Company’s Performance Stock Unit Program. ADSs underlying the PSUs are treasury shares that have been repurchased in the market and, upon vesting, the Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs. Subject to earlier vesting upon the occurrence of certain exit events, for each award of PSUs 1/3rd of such PSUs will vest on each anniversary of the date of grant, subject to the continued service of the grantee and the achievement of certain performance conditions as determined by the Company’s board of directors.

The foregoing description of the material terms of the PSUs is qualified in its entirety by references to the Company’s Performance Stock Unit Program, which was filed as Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed on February 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: March 1, 2023	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer